ANNUAL GENERAL MEETING

Meeting Materials Attached:

Notice of Meeting
Chairman’s Message
President’s Message
Information Circular
Proxy
Supplemental Mailing List Return Card

THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF PACIFIC NORTH WEST CAPITAL CORP. IS BEING HELD AT 650-555 WEST 12TH AVENUE, VANCOUVER, BRITISH COLUMBIA, V5Z 3X7, ON THURSDAY, SEPTEMBER 6, 2012 AT 9:00 A.M.

Pacific North West Capital Corp.
650-555 West 12th Avenue
Vancouver, British Columbia, V5Z 3X7, Canada
Telephone: (604) 685-1870 and Facsimile: (604) 685-6550

PACIFIC NORTH WEST CAPITAL CORP.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Pacific North West Capital Corp. (the “Company”) will be held at the executive offices of the Company, located at 650-555 West 12th Avenue, Vancouver, British Columbia on Thursday, September 6, 2012, at 9:00 a.m. (Vancouver time) and any adjournments thereof (the “Meeting”), for the following purposes:

1.	To receive the financial statements of the Company for the fiscal year ended April 30, 2012, together with the auditor’s report thereon.

2.	To re-appoint James Stafford, Inc., Chartered Accountants, of Vancouver, British Columbia, as the Company’s auditors for the ensuing year and to authorize the directors to fix their remuneration.

3.	To set the number of Directors at five (5).

4.	To elect Directors for the ensuing year.

5.	To approve, by disinterested shareholders, investments by the Company in other companies, which companies may or may not be affiliated with the Company.

6.	To transact any other business which may properly come before the Meeting.

The details of the business to be transacted at the Meeting are described in further detail in the information circular accompanying this Notice.

It is important that your shares be represented at this Meeting to ensure a quorum.  If you cannot be present to vote in person, please ensure that your proxy or, if a company, your representative, is appointed and present to vote on your behalf at the Meeting.  Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia, this 25th day of July, 2012.

BY ORDER OF THE BOARD

            “Harry Barr”
Chairman & Chief Executive Officer

Pacific North West Capital Corp.
 650 -555 West 12th Avenue, City Square, West Tower
Vancouver, B.C., Canada V5Z 3X7

Toll Free: 1.800. 667. 1870
 Main: + 1 (604) 685. 1870
 Fax: + 1 (604) 685. 8045

www.pfncapital.com

July 2012

Chairman’s Message

We are pleased to update you on our accomplishments thus far in 2012 and want to outline our plans for the foreseeable future.  We have sufficient funding to complete another major milestone on our River Valley project in 2012 and are currently negotiating with several major mining companies, mine finance companies, and metal investment groups in order to be able to continue this project’s aggressive development in 2013 and beyond.

Our flagship project, the River Valley platinum group metal (PGM) project, has made significant advances and is now one of North America’s biggest primary PGM projects.  Large resources in PGMs situated near strategic mining centers like Sudbury are rare and in demand.  We are encouraged at the interest we have from a global perspective on our River Valley project and continue to work on a funding mechanism that will help to continue our project development in 2013.

The exploration sector has suffered considerably from the recent global economic crisis.  However, my past experience with such downturns is that they are short lived.   The positive aspect to this most recent cycle is that metal prices have remained relatively strong and demand is expected to increase for PGMs and base metals over the next few years.

On behalf of the Board of Directors, I would personally like to acknowledge our management team and technical team headed up by Dr. Bill Stone and Ali Hassanalizadeh for their hard work and dedication to this project to date.  Dr. Stone will outline our achievements in his portion of our message.

Thanking you for your continued support.

Yours sincerely,

Harry G. Barr
Chairman & CEO

Pacific North West Capital Corp.
 650 -555 West 12th Avenue, City Square, West Tower
Vancouver, B.C., Canada V5Z 3X7

Toll Free: 1.800. 667. 1870
 Main: + 1 (604) 685. 1870
 Fax: + 1 (604) 685. 8045

www.pfncapital.com

President’s Message

On behalf of the Board of Directors, I am pleased to update you on the accomplishments of Pacific North West Capital Corp (“PFN” or the “Company”) in the first half of 2012 and its plans for the second half of the year.

PFN’s activities and plans for the calendar year 2012 focus on the advancement of its 100% owned flagship property, the River Valley platinum group metal (PGM) Project, located 60 km to the east of Sudbury, Ontario.  In the first half of 2012, the Company completed its 2011 exploration program and received its mining leases in January, continued environmental baseline surveys in March, commenced a community relations program and released an updated NI43-101 compliant resource estimation in May.  The main activity planned for the second half of 2012 is a metallurgical study of PGM mineralized sample material from the River Valley Project.

The phase of exploration drilling completed in January 2012 resulted in the discovery of a new PGM mineralized zone internally within the host, River Valley Intrusion (see Press Release dated June 19, 2012).  Three holes drilled into the zone, now called the Spade Zone, returned assays of up to 8 metres grading 0.81 grams per tonne palladium, 0.31 grams per tonne platinum, 0.09% copper and 0.04% nickel from 184 metres down hole.  The Spade Zone is open in all directions and additional delineation drilling is planned.  The granting of the River Valley Mining Leases by the Ontario Government provide the Company with the surface rights in addition to the mining rights and a tenure of 21 years (renewable) for a nominal annual cost.  The environmental baseline study results will be important for permitting at the appropriate stage in the advancement of the project.  A community relations program commenced involving a first round of consultation with the aboriginal peoples, local communities, and government agencies in the area.  These consultations will influence the nature and design of future environmental baseline studies at River Valley.

The major milestone achieved in the first half of 2012 was the release of an updated NI43-101 compliant resource estimate on May 1, 2012 (see Press Release dated May 1, 2012).  The estimated Measured plus Indicated mineral resources at a cut-off grade of 0.80 grams per tonne palladium equivalent total 91,339,000 tonnes grading 0.84 gpt palladium + platinum + gold, 0.06% copper and 0.02% nickel (1.38 g/t PdEq).  The Inferred resources total 35,911,000 tonnes grading 0.53 grams per tonne palladium + platinum + gold, 0.06% copper and 0.03% nickel (1.07 g/t PdEq).  The Measured and Indicated resources contain 2.5 million ounces of PGM plus gold and the Inferred resources contain 0.6 million ounces of PGM plus gold.  Compared to the previous resource estimation (May 2006), the updated estimation represents a huge increase in the size of the resource and in its contained metal contents, for future assessment of the economics and development potential of River Valley as a large open pit mining and milling operation.

In the second half of 2012, PFN’s metallurgical study is to be completed and build on limited preliminary test work completed intermittently between 1999 and 2006.  The Company plans to deliver drill core sample materials to SGS Canada Inc.’s (“SGS”) metallurgical testing laboratory in Ontario by the end of August. SGS has extensive experience with these types of low sulphide mineralization, particularly in the development of economically viable flow sheets.  The test program should be completed by the end of the year.  PFN has hired a metallurgical specialist and P.Eng. as its consultant to supervise the study and review results.

On behalf of the Board of Directors, and the Company's management, I wish to thank you for your continued interest and support.

Yours sincerely,

William (Bill) E. Stone
President & COO

PACIFIC NORTH WEST CAPITAL CORP.
650-555 West 12th Avenue
Vancouver, British Columbia
V5Z 3X7

MANAGEMENT INFORMATION CIRCULAR
as at July 25, 2012 (except as indicated)

SOLICITATION OF PROXIES

This information circular (“Information Circular”) is provided in connection with the solicitation of proxies by the management of PACIFIC NORTH WEST CAPITAL CORP. (the “Company”) for use at the Annual General Meeting of the shareholders of the Company (the “Meeting”) to be held on Thursday, September 6, 2012, at the Company’s executive office located at 650-555 West 12th Avenue, Vancouver, British Columbia, at 9:00 a.m. (Vancouver time), and any adjournments thereof, for the purpose set forth in the enclosed Notice of Annual General Meeting (“Notice of Meeting”).

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, facsimile or other electronic means of communication or in person by the directors and officers of the Company.  The cost of such solicitation will be borne by the Company.

DISTRIBUTION OF MEETING MATERIALS

This Information Circular and related Meeting materials are being sent to both registered and non-registered holders of common shares of the Company.

If you are a non-registered holder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the appropriate voting instruction form.

A shareholder may receive multiple packages of Meeting materials if the shareholder holds common shares through more than one intermediary (an “Intermediary”), or if the shareholder is both a registered shareholder and a non-registered shareholder for different shareholdings.  Any such shareholder should repeat the steps to vote through a proxy, appoint a proxyholder or attend the Meeting, if desired, separately for each shareholding to ensure that all the common shares from the various shareholdings are represented and voted at the Meeting.

APPOINTMENT OF PROXYHOLDER

The persons named as proxyholders to represent registered shareholders at the Meeting are Harry Barr, the Chairman, CEO and a director of the Company, and John Oness, the Senior Vice President, Business and Corporate Development of the Company.

A shareholder wishing to appoint some other person or company (who need not be a shareholder) to represent him or her at the Meeting has the right to do so, either by inserting such person’s or company’s name in the blank space provided in the Form of Proxy or by completing another Form of Proxy.  Such a shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and instruct him or her on how the shareholder’s common shares are to be voted.  In any case, the Form of Proxy should be dated and executed by the shareholder or his/her attorney authorized in writing, or if the shareholder is a company, under its corporate seal, or by an officer or attorney thereof duly authorized.

Similar procedures should be followed by a non-registered shareholder with respect to the completion of a Voting Instruction Form (“VIF”) provided by the Intermediary, although you should read the instructions on your VIF and, if necessary, confirm the instructions with your Intermediary.  If you are a non-registered shareholder and wish to attend the Meeting to vote in person, you must instruct the Intermediary to appoint you as a proxyholder.

1

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed, signed and dated Form of Proxy is delivered to the office of the Company’s Registrar and Transfer Agent, Computershare Investor Services Inc. (“Computershare”) by mail or by hand at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting.

REVOCATION OF PROXIES

Shareholders may revoke their proxies or voting instructions as follows: proxies of registered shareholders submitted by mail, telephone or through the Internet using a Form of Proxy may be revoked by submitting a new proxy to Computershare by mail or by hand at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the commencement of the Meeting, or one business day before any adjournment of the Meeting.  Alternatively, a registered shareholder who wishes to revoke a proxy may do so by depositing an instrument in writing addressed to the attention of the Corporate Secretary and executed by the shareholder or by the shareholder’s attorney authorized in writing.  Such an instrument must be deposited at the registered office of the Company, located at 650-555 West 12th Avenue, Vancouver, British Columbia, V5Z 3X7, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used.  On the day of the Meeting or any adjournment thereof, a registered shareholder may revoke a proxy by depositing such an instrument in writing with the Chairman of the Meeting; however, it will not be effective with respect to any matter on which a vote has already been cast.  In addition, a proxy may be revoked by any other manner permitted by law.

Non-registered shareholders should contact the Intermediary through which they hold common shares in order to obtain instructions regarding the procedures for the revocation of any voting instructions that they previously provided to their Intermediary.

VOTING OF PROXIES

The persons named in the enclosed Form of Proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them.  Each shareholder may instruct his or her proxyholder how to vote his or her common shares by completing the blanks in the Form of Proxy.

Common shares represented by properly executed proxy forms in favour of the persons designated on the enclosed Form of Proxy will be voted or withheld from voting on any poll in accordance with instructions made on the Form of Proxy, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder’s common shares shall be voted accordingly.  In the absence of such instructions, the management designees, if named as proxy, will vote in favour of all matters set out thereon.

The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting.  At the time of printing this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

VOTING BY NON-REGISTERED SHAREHOLDERS

The information in this section is important to many shareholders as a substantial number of shareholders do not hold their common shares in their own name.

Shareholders who hold common shares through their brokers, intermediaries, trustees or other nominees (such shareholders being collectively called “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the share register of the Company may be recognized and acted upon at the Meeting.  If the Company’s common shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholder will not appear on the share register of the Company.  Such shares will most likely be registered in the name of the broker or an agent of the broker.  In Canada, the vast majority of such shares will be registered in the name of “CDS & Co.”, the registration name of The Canadian Depository for Securities Limited, which acts as a nominee for many brokerage firms.  Such shares can only be voted by brokers, agents, or nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders.  As a result, Beneficial Shareholders should carefully review the voting instructions provided by their broker, agent or nominee with this Information Circular and ensure that they direct the voting of their common shares in accordance with those instructions.

Applicable regulatory policies require brokers and intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Each broker or intermediary has its own mailing procedures and provides its own return instructions to clients.  The purpose of the Form of Proxy or VIF provided to a Beneficial Shareholder by such shareholder’s broker, agent, or nominee is limited to instructing the registered holder of the relevant shares on how to vote such shares on behalf of the Beneficial Shareholder.  Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically supplies a VIF, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to Broadridge or follow specific telephone or other voting procedures.  Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of shares at the Meeting.  A Beneficial Shareholder receiving a VIF from Broadridge cannot use that form to vote shares directly at the Meeting.  Instead, the VIF must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure that such shares are voted.

RECORD DATE

The Company has set the close of business on July 25, 2012, as the record date (the “Record Date”) for the Meeting.  Only the common shareholders of record, as at the Record Date are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his or her common shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he or she owns such shares, requests at least ten (10) days prior to the Meeting that the transferee’s name be included in the list of shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than the fact that certain directors and officers of the Company may have been granted stock options, management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer of the Company, any nominee for election as a director of the Company or any associate or affiliate of any such person, in any matter to be acted upon at the Meeting other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The holders of the Company’s common shares of record at the Record Date are entitled to vote such shares at the Meeting on the basis of one vote for each common share held.  The Company is authorized to issue an unlimited number of common shares without par value of which 104,047,214 common shares are issued and outstanding as of the Record Date.

The quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 1/20 of the issued shares entitled to be voted at the Meeting.

To the knowledge of the directors and executive officers of the Company, and based upon the Company’s review of the records maintained by Computershare and insider reports filed with the System for Electronic Disclosure by Insiders (“SEDI”), as at July 25, 2012, the following shareholders beneficially owned, directly or indirectly, or exercised control or direction over common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company:

Shareholder Name	Number Of Shares Held	Percentage Of Issued Shares
CDS & Co.(1)	84,146,521(2)	80.87%

(1)	CDS is a clearing agency.
(2)	The information as to the common shares of the Company beneficially owned by CDS is not within the knowledge of the Company and has been extracted from the register of shareholders maintained by the registrar and transfer agent for the Company’s shares.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

1.     Financial Statements

The Company’s board of directors (“Board”) has approved the audited financial statements for the fiscal year ended April 30, 2012, together with the auditor’s report thereon.  Copies of these financial statements have been sent to those shareholders who had requested receipt of same.  Copies of these materials are also available on the Company’s website at www.pfncapital.com and under the Company’s profile at SEDAR at www.sedar.com.

2.     Re-Appointment Of Auditors

Shareholders of the Company will be asked to vote for the re-appointment of James Stafford, Inc., Chartered Accountants, of Vancouver, British Columbia, as the Company’s auditors, to hold office until the next annual general meeting of the shareholders, and to authorize the directors to fix their remuneration.

3.     Set Number Of Directors

Management of the Company intends to propose a resolution to set the number of directors at five (5).

4.     Election Of Directors

It is proposed that the below-stated nominees be elected at the Meeting as directors of the Company for the ensuing year.  The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the election of the nominees listed below to the Board.  Each director elected will hold office until the close of the next annual general meeting of the Company, or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated.

Management of the Company does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.

The following table sets out the names of management’s nominees for election as directors, all offices in the Company each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at the Record Date.

Name, Municipality of Residence and Position Held	Principal Occupation	Director of the Company Since	Common Shares Beneficially Owned or Controlled(1)
Harry Barr(3)(4) Vancouver, BC Canada Chairman, CEO & Director	Chairman, CEO and Director of El Nino Ventures Inc.; President, CEO, Chairman and Director of Next Gen Metals Inc.	1996	4,326,913(5)
Linda Holmes(2)(3)(4) Summerland, BC Canada Director	Canadian/US securities compliance consultant; Director of Next Gen Metals Inc. and El Nino Ventures Inc.	September 2007	28,334
Dennis Hop(3) Calgary, AB Canada Director	President of Hop Asset Management Ltd.	October 2007	640,000

Name, Municipality of Residence and Position Held	Principal Occupation	Director of the Company Since	Common Shares Beneficially Owned or Controlled (1)
John Londry (2)(4) Stittsville, ON Canada Director	Self-employed Geologist and Mining Consultant	February 2009	15,714
Jordan Point(2)(3)(4) Vancouver, BC Canada Director	Executive Director, First Nations Fisheries Council of British Columbia	September 2007	10,000

(1)	This information has been furnished by the respective directors.
(2)	Denotes member of Audit Committee.
(3)	Denotes member of Compensation Committee.
(4)	Denotes member of Corporate Governance Committee.
(5)	Of this total, 1,336,313 common shares are held directly by Mr. Barr; 2,175,500 are held by 293020 BC Ltd.; 97,000 are held by 607767 BC Ltd.; and 718,100 are held by Canadian Gravity Recovery Inc. Canadian Gravity Recovery Inc., 293020 B.C. Ltd. and 607767 B.C. Ltd. are private companies wholly-owned by Mr. Barr.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, other than as disclosed below, no proposed director:

(a)	is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)	is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)	has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director;

except that Linda Holmes, one of the directors of the Company, was the corporate secretary of Copper Mesa Mining Corporation (“Copper Mesa”), a company listed on the Toronto Stock Exchange (“TSX”) in 2009 when Copper Mesa had a Cease Trade Order (“CTO”) issued against it effective April 9, 2009, as a result of its failure to file its annual disclosure documents (audited financial statements, corresponding Management’s Discussion and Analysis and Annual Information Form) for its fiscal year ended December 31, 2008.  The CTO against Copper Mesa was lifted and the trading in Copper Mesa’s shares on the TSX resumed on June 16, 2009 upon the filing of its annual disclosure documents. Subsequently, on August 27, 2009, a temporary CTO was issued against Copper Mesa for failing to file its interim financial statements for the six-month period ended June 30, 2009 and its MD&A for that period.  Effective September 8, 2009, the temporary CTO was replaced with a permanent CTO and Copper Mesa’s common shares were delisted from trading on the TSX effective February 19, 2010.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

5.     Equity Investments by the Company

The Company’s guaranteed investment certificates (“GICs”) currently provide an average rate of return of 1.25%.  Management of the Company believes that given current market conditions, and the downturn of financial markets, which have resulted in significant decreases in the trading price of shares of public companies, the Company would obtain a better rate of return if some of its funds were utilized for equity investments.

Management of the Company would use funds to purchase securities of resource companies that, in management’s opinion, after reasonable due diligence, are currently undervalued but have a proven management and/or a technical team in place and hold key projects and assets that could reasonably be expected to increase the value of such company’s shares over a 24 month period. In addition, the Company’s equity investment in these types of resource companies would provide the Company with an interest (as a shareholder of such companies) in the underlying assets of such companies.

The objective of this form and method of investment of funds is to generate a return on equity per year that is higher than the average rate of return the Company is receiving on the GICs.

Disinterested shareholders of the Company (being all shareholders of the Company except the members of the Board and NEOs) will be asked to approve, by a simple majority of the disinterested shareholders, resolutions allowing the Company to utilize funds, at the sole discretion of the directors and/or management of the Company, to (i) purchase securities of other public and/or private companies (which companies may or may not be affiliated with the Company) which are focused on exploration, development and production in the mining industry; and/or (ii) purchase securities of service companies related to the mining industry; and/or (iii) invest in an Initial Public Offering of a new public company, so long as the Company maintains sufficient working capital and sufficient funds to fund its ongoing exploration and development expenditures and operations.

The ability of the Company to invest its funds in securities of other companies is subject to disinterested shareholder approval and applicable regulatory approvals as may be required under TSX policies.

Accordingly, at the Meeting, management will be asking the disinterested shareholders of the Company to approve the following resolutions:

“BE IT RESOLVED BY DISINTERESTED SHAREHOLDERS THAT:

1.	subject to applicable regulatory approvals as may be required under TSX policies, the Company be and is hereby permitted, at the discretion of management of the Company after having conducted sufficient due diligence, to (i) purchase securities of other public and/or private companies (which companies may or may not be affiliated with the Company) which are focused on exploration, development and production in the mining industry; and/or (ii) purchase securities of service companies related to the mining industry; and/or (iii) invest in an Initial Public Offering of a new public company, so long as the Company maintains sufficient working capital and sufficient funds to fund its ongoing exploration and development expenditures and operations; and

2.	any director or officer of the Company be and is authorized and directed, for and on behalf of the Company, to do all acts and things, and sign, execute and deliver all such applications, documents, instruments, including any reasonable amendments thereto, as may be necessary or advisable in connection with the foregoing resolutions.

6.     Other Matters

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting.  HOWEVER, IF OTHER MATTERS WHICH ARE NOT NOW KNOWN TO MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGEMENT OF THE PERSONS VOTING THE PROXY.

EXECUTIVE COMPENSATION

In this Information Circular:

Chief Executive Officer (“CEO”) means an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year.

Chief Financial Officer (“CFO”) means an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year.

Named Executive Officer (“NEO”) means each of the following individuals:

(a)	a CEO;

(b)	a CFO;

(c)	each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 – Statement of Executive Compensation, for that financial year; and

(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features.

“repricing” means, in relation to an option, adjusting or amending the exercise or base price of the option, but excludes any adjustment or amendment that equally affects all holders of the class of securities underlying the option and occurs through the operation of a formula or mechanism in, or applicable to, the option.

“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion & Analysis

The Company’s executive compensation program is administered by the Company’s compensation committee (the “Compensation Committee”).  As at April 30, 2012, the Compensation Committee was comprised of Dennis Hop (Chairman of the Compensation Committee), Jordan Point and Linda Holmes.

The primary purpose of the Compensation Committee is to recommend levels of executive compensation that are competitive in order to attract, motivate and retain highly skilled and experienced executive officers, to provide fair and competitive compensation, to align the interest of management with those of shareholders and to reward corporate and individual performance.  The Compensation Committee does not have a formal compensation program with set benchmarks; however, the Compensation Committee does have an informal program which seeks to reward an executive officer’s current and future expected performance and the achievements of corporate milestones and align the interests of executive officers with the interests of the Company’s shareholders.

The compensation awarded to, earned by, paid to or payable to each of the NEOs for the most recently completed financial year is set out under the heading, “Summary Compensation Table” under “Summary of Compensation” below.

Compensation Review Process

The Compensation Committee periodically reviews the compensation paid to each executive officer, including the NEOs and then submits its recommendations to the Board with respect to basic salary, any bonus and stock option grants.

In determining the compensation of NEOs, the Compensation Committee considers the following goals and objectives of the Company which are:

  to attract and retain qualified and experienced executives in today’s market place;
  to encourage and reward outstanding performance by those people who are in the best position to enhance the Company’s near-term results and long-term prospects; and
  to ensure the compensation paid is competitive with the current market.

Assessment of Individual Performance

Individual performance in connection with the achievement of corporate milestones and objectives is reviewed by the Compensation Committee for all executive officers. While awards are generally tied to performance against quantitative objectives, consideration is also given to an individual’s qualitative contribution to the Company. For example, the Compensation Committee will evaluate the individual’s leadership skills, commitment to the Company’s shareholders, innovation and teamwork.

As the Company has a small team of executive officers, a high degree of commitment and performance is required from each individual to achieve corporate milestones and objectives. This high degree of commitment and performance was demonstrated during the fiscal year ended 2012 by each executive officer with the following accomplishments:

  each executive officer’s consistent and focused leadership, evidenced during challenging times;
  each executive officer’s leadership in strengthening the Company’s ability to manage risk; and
  each executive officer’s role in the enhancement of the Company’s profile in the public marketplace.

The Compensation Committee, when determining cash compensation to the NEOs takes into consideration the extensive experience in the mining industry, responsibilities and duties of each NEO, as well as personal risks and contributions to the Company’s success.  The NEOs receive a base cash compensation that the Company feels is in line with that paid by similar companies in North America; however no formal survey has been completed by the Compensation Committee or the Board in making such a determination.

Elements of Executive Compensation

There are three main elements of direct compensation, namely base salary, bonuses and equity participation through the Company’s stock option plans.

Base Salary

Base salary is the principal component of an executive officer’s compensation package. In determining the base salary paid/payable to NEOs, the Compensation Committee reviews salary levels of similar companies in the industry and obtains an informal survey on overall salaries of mineral exploration companies. The Compensation Committee also considers an executive officer’s performance and levels of responsibility and importance to the Company.

The contractual arrangements with the NEOs are set forth in detail under the heading “Summary of Compensation” under “Narrative Discussion” below.

Bonuses

The Compensation Committee reviews on a discretionary basis bonuses to be paid by the Company to NEOs in each financial year.  The CEO recommends bonuses to be paid by the Company to other eligible employees and consultants.  During the year ended April 30, 2012, Mr. Barr, the CEO of the Company, received a bonus in the amount of $174,531.  This bonus was attributed to the considerable increase in the amount of time spent by Mr. Barr in conducting the business of the Company.

Equity Participation through Stock Option Plans

The stock option component of the Company’s executive compensation program is intended to encourage and reward outstanding performance over the short and long terms, and to align the interests of the Company’s NEOs with those of its shareholders.  Options are awarded by the Board based on the recommendations of the Compensation Committee, which bases its decisions upon the level of responsibility and contribution of the individuals towards the Company’s goals and objectives.  The Compensation Committee also takes into consideration the amount and terms of outstanding stock options in determining its recommendations regarding the options to be granted during any fiscal year.

The stock option component of executive compensation acts as an incentive for the Company’s NEOs to work to enhance the Company’s value over the long term, and to remain with the Company.

The Compensation Committee is of the view that the Company’s compensation structure appropriately takes into account the factors relevant to the resource industry, the Company’s performance within that industry, and the individual contributions to the Company’s performance made by its NEOs.

Performance graph

The following graph illustrates the Company’s five year cumulative total shareholder return considering a $100 investment in the common shares of the Company from April 30, 2007 to April 30, 2012.  The Company’s common shares have been listed on the TSX since June 8, 2001.

Price	30-Apr- 2007	30-Apr- 2008	30-Apr- 2009	30-Apr- 2010	30-Apr- 2011	30-Apr- 2012

PFN	100.00	69.77	24.42	30.23	80.23	30.23
S&P/TSX Composite Index	100.00	103.88	69.50	91.01	103.93	91.68

The share price of the Company has performed under the S&P/TSX Composite Index for each of the years as indicated above.  However, the Company does not feel that this trend reflects management’s efforts, and that no similar comparison between the trend shown above by this graph and the compensation to its executive officers can be made.  The Company does feel that compensation paid to the NEOs is in line with what is paid by comparable companies in North America.  The Company bases the compensation for the Company’s executive officers on the years of service with the Company, responsibilities of each officer, the performance of each officer and their duties in that position.

Option-based awards

Please see “Equity Participation through the Stock Option Plan” above for details of the process used by the Company in granting option-based awards to its NEOs.

The stock option grants to directors, officers, other employees and consultants are determined by an assessment of the individual’s current and expected future performance, level of responsibilities, importance of the position held, contribution to the Company and previous option grants and exercise prices including:

  the remuneration paid to the individual as at the grant date in relation to the total remuneration payable by the Company to all of its directors, officers, employees and consultants as at the grant date;
  the length of time that each individual has been employed or engaged by the Company; and
  the quality of work performed by such director, officer, employee or consultant.

Summary of Compensation

As at the year ended April 30, 2012, the Company had three NEOs, being: (i) Harry Barr, the Chairman and CEO of the Company; (ii) William Stone, the President and COO of the Company; and (iii) Robert Guanzon, the CFO of the Company.

The following table sets forth certain information respecting all compensation paid to the NEOs of the Company for each of last three completed fiscal years.

Summary Compensation Table

NEO Name and Principal Position	Year Ended Apr 30	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long- term Incentive Plans
Harry Barr Chairman & CEO	2012 2011 2010	254,163(1) 200,070(1) 172,773(1)	Nil Nil Nil	65,036 103,027 32,603	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	199,580(3) 48,477(4) 44,212(5)	518,779 351,574 249,588
William Stone President & COO	2012 2011 2010	113,010(2) Nil Nil	Nil Nil Nil	45,813 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	158,823 Nil Nil
Robert Guanzon CFO	2012 2011 2010	85,905(6) 53,555(6) 82,500(6)	Nil Nil Nil	16,591 26,282 2,436	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	102,496 79,837 84,936

(1)	Mr. Barr’s salary is paid through Canadian Gravity Recovery Inc., pursuant to the terms of the management contract between the Company and Canadian Gravity Recovery Inc. Please see “Narrative Discussion” below for details of the terms of this agreement.
(2)	Dr. Stone’s salary is paid pursuant to the terms of an executive management agreement with the Company. Please see “Narrative Discussion” below for details of this agreement.
(3)	Of this amount, $174,531 was paid to Mr. Barr as a bonus; $12,229 was paid by the Company for a leased vehicle for Mr. Barr (of which approximately 40% of use was for personal use); and $12,820 was paid by the Company for disability/critical illness and life insurance for Mr. Barr.
(4)	Of this amount, $23,000 was paid to Mr. Barr as a bonus; $12,229 was paid by the Company for a leased vehicle for Mr. Barr (of which approximately 40% of use was for personal use); and $13,248 was paid by the Company for disability/critical illness and life insurance for Mr. Barr.
(5)	Of this amount, $16,925 was paid to Mr. Barr as a bonus; $12,552 was paid by the Company for a leased vehicle for Mr. Barr (of which approximately 40% of use was for personal use); and $14,735 was paid by the Company for disability/critical illness and life insurance for Mr. Barr.
(6)	Mr. Guanzon’s salary is paid pursuant to the terms of an employment agreement with the Company. Please see “Narrative Discussion” below for details of this agreement.

The fair value of stock options is estimated on the date of grant using the Black-Scholes pricing model. The following assumptions were used in the fair value calculation:

Risk-free interest rate	1.49%
Options expected life	3.58 years
Expected volatility	129.05%
Expected dividend yield	Nil

Narrative Discussion

The Company’s general compensation strategy for NEO’s is discussed above under “Compensation Review Process”.

The Company has agreements with each NEO as indicated below.  The agreements specify the duties and responsibilities of the NEOs as well as compensation and benefits to be provided by the Company for the services performed by the NEO.

The terms of each of the NEO’s agreements are as follows:

Harry Barr was appointed the President and CEO of the Company on November 29, 1996.  Mr. Barr resigned as the President of the Company and appointed to Chairman of the board on September 7, 2011 and continues as the Company’s Chairman, CEO and a director.  Harry Barr is indirectly paid for his services as CEO and general corporate and management consultant to the Company through Canadian Gravity Recovery Inc. (“CGR”), which entered into a management agreement with the Company dated December 1, 2005, as amended December 1, 2008, and April 1, 2011 (the “Contract”), for a term of five years.  Renewal of the Contract is automatic for subsequent two-year periods if not otherwise terminated.  Pursuant to the terms of the Contract, CGR is paid an annual base fee of $250,000.  CGR is entitled to receive additional bonuses, incentive fees, or other compensation at the discretion of the Board.  Mr. Barr spends approximately 50% of his time on the Company’s business.

The base fee is reviewed every anniversary date with an annual increase negotiated between the parties; however if the parties cannot agree within 30 days to an amendment of the base fee, the base fee is subject to an automatic increase by the Cost of Living Index for the City of Vancouver, British Columbia, as published by the Canadian federal government or by 5%, whichever is greater.  In addition, the Company pays for disability/critical illness insurance and life insurance for Mr. Barr, as well as for the cost of a leased vehicle of up to a maximum of $1,200 per month.  All reasonable expenses incurred by CGR on behalf of the Company will be reimbursed by the Company.

The Company may terminate the agreement at any time by paying to CGR the greater of (i) the aggregate remaining base fee for the unexpired remainder of the term of the Contract; or (ii) two annual base fees, each base fee multiplied by 24, plus one month of base fee for each year, or portion thereof, served with the Company plus a buy-out of any outstanding stock options at fair market value at the time of termination (the “Termination Fee”).  The Termination Fee will be doubled in the event Mr. Barr is removed or not reappointed as an officer or Director of the Company without the consent of CGR, there is a change of control of the Board or the Company without the consent of CGR, or the agreement is terminated or repudiated by the Company without due and proper cause or otherwise not in compliance with its terms. The termination fee may be paid in whole or in part with common shares of the Company, at the election of CGR.  In the event Mr. Barr is unable to provide adequate services to the Company as a result of disability or otherwise, the Company will fund a disability plan through CGR for a period of three years at 75% of the average base and incentive fees received for the two years preceding the cessation of services.

William Stone was appointed to President and Chief Operating Officer of the Company on September 7, 2011.  Dr. Stone is paid directly for his services and spends approximately 60% of his time on the Company’s business.  Dr. Stone entered into a formal Executive Management Agreement (the “Agreement”) with the Company on December 21, 2011.   Pursuant to the terms of this agreement, Dr. Stone is paid a base fee of $250,000.00 per year.  Dr. Stone is eligible to earn an annual performance bonus based on a target of fifty percent (50%) of his base salary with payment to be made in the form of 50% cash and 50% performance shares.  Performance criteria to be determined annually by Stone, The Compensation Committee and the CEO based on a list of milestones rated out of 100%.  Each milestone accomplished will earn Dr. Stone a set percentage of his performance bonus.

The Agreement may be terminated by either party without cause by giving the other party three (3) months written notice of termination.  In the event that Dr. Stone provides notice, the Company is not obligated to provide severance.  If the Company gives notice of termination during the first year, then Stone is entitled to an amount equal to three (3) months’ base salary plus any and all leave and lieu days accrued to the date of termination plus any and all health and insurance benefits for a period of three (3) months from the last date of employment.  In year two: four (4) month’s base salary plus any and all leave and in lieu days accrued to the date of termination plus any and all health and insurance benefits for a period of three (3) months from the last date of employment:  In year three:  five (5) month’s base salary plus any and all leave and in lieu days accrued to the date of termination plus any and all health and insurance benefits for a period of three (3) months from the last date of employment: and; in year four:  six (6) month’s base salary plus any and all leave and in lieu days accrued to the date of termination plus any and all health and insurance benefits for a period of three (3) months from the last date of employment.

In the event of termination without cause within one (1) year of a change of control,  Dr. Stone is entitled to payment of twelve (12) months base salary plus a lump sum cash payment equal to the sum of the value of all share option based awards plus annual leave accrued as well as all other compensation payable to Dr. Stone.

Robert Guanzon entered into an employment agreement with the Company dated September 21, 2007.  The term of this agreement commenced on October 22, 2007.  Mr. Guanzon is paid directly for his services and spends approximately 60% of his time on the Company’s business. This employment agreement may be terminated by either party for any reason on giving no less than thirty days advance notice in writing to the other party.  Upon termination of the agreement, all monies payable to Mr. Guanzon shall be paid before the end of the termination period.  Mr. Guanzon was appointed Chief Financial Officer of the Company effective March 1, 2008.

Other than the above agreements, there is no other plan or arrangement in respect of compensation received by the NEOs.

Outstanding Share-Based Awards & Option-Based Awards

See “Securities Authorized for Issuance under Equity Compensation Plans” below for details of the Company’s stock option plan.  The following table sets forth options-based awards and share-based awards held by NEOs as at April 30, 2012.  The closing price of the Company’s shares on April 30, 2012 on the TSX was $0.11.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Harry Barr Chairman & CEO	490,000 7,634 120,000 170,000 92,366 190,000(1) 160,000(2) 120,000(3) 170,000(3)	0.30 0.25 0.60 0.25 0.25 0.25 0.25 0.60 0.25	Feb 24, 2016 Feb 22, 2013 Feb 22, 2013 Nov 5, 2014 May 18, 2017 Apr 22, 2014 May 18, 2017 Feb 22, 2013 Nov 5, 2014	Nil Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil Nil
William Stone President & COO	600,000	0.27	Sept 7, 2016	Nil	Nil	Nil
Robert Guanzon CFO	125,000 75,000 55,000	0.30 0.25 0.60	Feb 24, 2016 Apr 22, 2014 Feb 22, 2013	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	These options are held by 293020 BC Ltd., a private company wholly-owned by Mr. Barr.
(2)	Of this total, 80,000 options are held by The Public Company Coach Inc. and 80,000 options are held by Canadian Gravity Recovery Inc. (“CGR”), both private companies wholly-owned by Mr. Barr.
(3)	These options are held by CGR.

Incentive Plan Awards – Value Vested or Earned During the Year Ended April 30, 2012

The following table sets forth the value of option-based and share-based awards vested in the year ended April 30, 2012 for the Company’s NEOs:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Harry Barr Chairman & CEO	Nil	Nil	Nil
William Stone President & COO	Nil	Nil	Nil
Robert Guanzon CFO	Nil	Nil	Nil

Narrative Discussion

The Company’s general compensation strategy for the grant of stock options to NEO’s is discussed above under “Option-Based Awards”.

The stock options granted to NEOs have been granted at an exercise price at least equal to or greater than the closing price of the Company’s common shares on the TSX as at the date of grant.  Options are typically granted for a period of five years and have a vesting period as determined by the Board.

Pension Plan Benefits

As at the year ended April 30, 2012, the Company did not maintain any defined benefit plans, defined contribution plans or deferred compensation plans.

Termination and Change of Control Benefits

As at the year ended April 30, 2012, the Company did not have any contract, agreement, plan or arrangement that provides for payments to any NEOs, executive officers or directors at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEOs’, executive officer’s or director’s responsibilities, other than those set out above under the heading “Summary of Compensation – Narrative Discussion”.

Director Compensation

The following table shows the compensation provided to the directors of the Company who were not NEOs for the year ended April 30, 2012.  The closing price of the Company’s shares on April 30, 2012 on the TSX was $0.11.

Director Compensation Table

Name	Fees earned ($)	Share-based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Linda Holmes	3,000	Nil	16,591	Nil	Nil	35,262(1)	54,853
Dennis Hop	8,500	Nil	13,273	Nil	Nil	Nil	21,773
John Londry	8,500	Nil	13,273	Nil	Nil	6,600(2)	28,373
Jordan Point	9,000	Nil	13,273	Nil	Nil	Nil	22,273
(1)	Consulting fees paid to Ms. Holmes, as the Corporate Secretary of the Company. Ms. Holmes resigned as Corporate Secretary of the Company on October 24, 2011.
(2)	Consulting fees paid to Mr. Londry, for geology consulting for the Company.

Narrative Discussion

The non-executive directors of the Company receive an annual retainer fee of $6,000, an additional $500.00 per meeting for attending directors’ meetings, and may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

Outstanding Director Share-Based and Option-Based Awards

The following table sets forth share-based and option-based awards outstanding for the directors of the Company who were not NEOs for the year ended April 30, 2012.  The closing price of the Company’s shares on April 30, 2012 on the TSX was $0.11.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Linda Holmes	125,000 100,000 70,000 80,000	0.30 0.25 0.60 0.25	Feb 24, 2016 Oct 11, 2017 Feb 22, 2013 Apr 22, 2014	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Dennis Hop	100,000 100,000 70,000 80,000	0.30 0.25 0.60 0.25	Feb 24, 2016 Oct 29, 2017 Feb 22, 2013 Apr 22, 2014	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
John Londry	100,000 75,000 50,000 40,000 50,000 35,000	0.30 0.25 0.40 0.25 0.60 0.25	Feb 24, 2016 Nov 5, 2014 Apr 19, 2011 May 18, 2017 Feb 22, 2013 Apr 22, 2014	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Jordan Point	100,000 100,000 70,000 80,000	0.30 0.25 0.60 0.25	Feb 24, 2016 Oct 11, 2017 Feb 22, 2013 Apr 22, 2014	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

Incentive Plan Awards – Value Vested or Earned During the Year Ended April 30, 2012

The following table sets forth the aggregate dollar value that would have been realized by the directors of the Company who were not NEOs in the most recently completed financial year ended April 30, 2012, if the options under the option-based awards had been exercised on their respective vesting dates.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Linda Holmes	Nil	Nil	Nil
Dennis Hop	Nil	Nil	Nil
John Londry	Nil	Nil	Nil
Jordan Point	Nil	Nil	Nil

Narrative Discussion

The Company’s general compensation strategy for the grant of stock options to directors who were not NEO’s is discussed above under “Option Based Awards”.

The stock options granted to directors have been granted at an exercise price equal to or greater than the closing price of the Company’s common shares on the TSX as at the date of grant.  Options are typically granted for a period of five years and have a vesting period as determined by the Board.

During the fiscal year ended April 30, 2012, the Company did not grant any stock options to directors who were not NEOs.

DEFINED BENEFIT OR ACTUARIAL PLAN DISCLOSURE

The Company had no defined Benefit Plan or Actuarial Plan as at April 30, 2012.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Description of Existing Incentive and Stock Compensation Plans

The Company has three existing incentive and stock compensation plans: the 2004 Plan, the 2005 Plan and a Performance Share Plan (all as defined below), all of which have been previously approved by the shareholders of the Company and by the TSX. These plans are detailed below and are maintained separate and apart from each other.

(a)	The following is a summary of the substantive terms of the2004 Plan:

The Company’s 2004 Plan provides that the aggregate number of shares of the Company that may be issued shall not exceed 6,324,200 shares. As at April 30, 2012, there were 2,065,366 stock options outstanding under the 2004 Plan which represents 1.99% of the Company’s 103,747,214 issued and outstanding shares, also as at April 30, 2012. All allowable options have been granted under the 2004 Plan. The 2004 Plan shall remain in effect only until all outstanding options under the 2004 Plan have been exercised, cancelled or have expired.

If a participant ceases to be a director, officer, consultant or employee of the Company or ceases to be employed by the Company (other than by reason of disability, death or termination for cause), as the case may be, then the option granted shall expire on no later than the 90th day following the date that the option holder ceases to be a director, officer, consultant, or employee or ceases to be employed by the Company, subject to terms and conditions set out in the 2004 Plan. In the event of death of a participant, the participant’s options remain exercisable for a period of 12 months after the participant’s death.

(b)	2005 Plan

The Company’s 2005 Plan provides that the aggregate number of shares of the Company that may be issued under the 2005 Plan shall not exceed 10% of the issued and outstanding capital of the Company, as such may be from time-to-time. As at April 30, 2012, of the 10,374,721 options allowable for grant under the 2005 Plan, options to purchase up to 5,207,634 common shares have been granted, representing 5.01% of the issued and outstanding shares.

(c)	Previously Approved Performance Shares

In 2003 and 2004, the Company’s shareholders approved the issuance of an aggregate of 2,697,990 nominal value performance shares (1,116,940 in 2003; 1,581,050 in 2004). These performance shares are separate from any performance shares that may be issued under the 2005 Plan. As at April 30, 2012, 850,000 of these performance shares have been issued and 750,000 performance shares that have been allotted are outstanding. As at April 30, 2012, the 2,697,990 performance shares represent 2.16% of the Company’s issued and outstanding common shares.

These performance shares have been and shall be issued at the discretion of the Board to such arm’s length parties as the Board considers desirable to attract to the Company due to their particular expertise, management experience, operations experience, financial capacity, industry profile or other such characteristics. Vesting provisions have been and may be imposed at the discretion of the Board at the date of issuance. The value of the performance shares shall be determined by the Board in its sole discretion at the date of issuance. The total number of performance shares granted to any one individual may not exceed 5% of the Company’s issued and outstanding shares at the date of issuance.

Equity Compensation Plan Information

The following table sets forth information with respect to the securities outstanding under these incentive and stock option compensation plans as at April 30, 2012.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	19,695,213	$0.32	4,239,711
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
TOTAL	19,695,213	$0.32	4,239,711

DIRECTORS AND OFFICERS LIABILITY INSURANCE

The Company has acquired liability insurance for the directors and officers of the Company and its subsidiaries to insure them from claims against them for certain of their acts, errors or omissions as well as insurance for the Company to insure the Company and its subsidiaries against any loss arising out of any liability to indemnify a director or officer.  The insurance is in effect until November 25, 2012, at an annual premium of $18,156 paid by the Company.  The insurance provides coverage of up to $5,000,000 in aggregate, per year, with a $50,000 deductible applicable to the Company only.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers or employees of the Company or persons who were directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, nor any proposed nominees for election as a director of the Company and no associate or affiliate of such persons are or have been indebted to the Company (or its subsidiaries) at any time since during the last completed financial year ending April 30, 2012, nor as at the date of this Information Circular.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Applicable Canadian securities legislation defines “informed person” to mean any of the following:

(a)	a director or executive officer of a reporting issuer;

(b)	a director or officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;

(c)	any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Other than as disclosed in this Information Circular, none of the directors, executive officers, or other informed persons of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions during the Company’s last completed financial year nor in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company or any subsidiary of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate Governance Practices

Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company.  The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making. National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58‑101”) requires that each reporting company disclose its corporate governance practices on an annual basis.  The Company’s general approach to corporate governance is summarized below.

Board of Directors

The Board is currently composed of five directors.  All director nominees are current directors of the Company.

Independence

Section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”) sets out the standard for director independence.  Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.  NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship to the Company.

Applying the definition set out in NI 52-110, three of the five members of the Board are independent.  The members who are independent are Dennis Hop, John Londry and Jordan Point.  Harry Barr is not independent by virtue of the fact that he is an executive officer of the Company (Mr. Barr is the CEO of the Company).  Linda Holmes is not independent by virtue of the fact that she was the Corporate Secretary of the Company within the last three years.

In order to facilitate its exercise of independent judgment in carrying out the responsibilities of the Board, the Board ensures that a majority of independent directors are in attendance at all Board meetings.

Meetings of Directors

The Board holds a minimum of four meetings each year, either in person or by consent resolution as well as additional meetings as required.  Since the beginning of the Company’s most recently completed financial year, the independent directors have not held a meeting at which non-independent directors were not in attendance.

Attendance Record

During the year ended April 30, 2012, the Board held meetings and passed resolutions by way of consent resolutions on 15 different occasions. All of the directors attended all meetings, with the exception of one meeting that Dennis Hop was unable to attend, and executed all consent resolutions.

Chairman

During the year ended April 30, 2012, Harry Barr was the Chairman of the Board. Under NI 52-110, Mr. Barr is not independent by virtue of the fact that he is an executive officer of the Company (Mr. Barr is the CEO of the Company).

Other Directorships

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalents:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Harry Barr	Copper Reef Mining Corporation. (CNSX) Next Gen Metals Inc. (TSXV) El Niño Ventures Inc. (TSXV)
Linda Holmes	Next Gen Metals Inc. (TSXV) El Niño Ventures Inc. (TSXV)
John Londry	Next Gen Metals Inc. (TSXV)
Dennis Hop	Mountainview Energy Ltd. (TSXV)

Orientation and Continuing Education

The Company has not adopted a formalized process of orientation for new Board members.  Orientation of new directors is conducted on an ad hoc basis.

Directors are kept informed as to matters impacting, or which may impact, the Company’s operations through reports and presentations at the Board meetings.  Directors are also provided with the opportunity to meet with senior management and other employees, advisors and directors, who can answer any questions that may arise.

Ethical Business Conduct

The Company has adopted an ethical business conduct policy, the Code of Business Conduct and Ethics, as amended June 28, 2010 and filed on SEDAR at www.sedar.com on July 19, 2010. A copy of the Code of Business Conduct and Ethics may be obtained from the Company’s Registered and Records Office located at 650-555 West 12th Avenue, Vancouver, BC, V5Z 3X7, or from the Company’s website at www.pfncapital.com.

Whistleblower Policy

The Company adopted a whistleblower policy on May 24, 2010 and filed on SEDAR on July 19, 2010 (“Whistleblower Policy”)., A copy of the Whistleblower Policy may be obtained from the Company’s Registered and Records Office located at 650-555 West 12th Avenue, Vancouver, BC, V5Z 3X7, or from the Company’s website at www.pfncapital.com.

Nomination of Directors

The Board does not have a nominations committee or a formal procedure with respect to the nomination of directors.  In general, nominees will be the result of recruitment efforts by members of the Board, including both formal and informal discussions among members of the Board.

Compensation of CEO

See “Narrative Discussion” under “Summary of Compensation” under the heading “Compensation Discussion & Analysis” above for details of the compensation to the CEO.

Board Mandate

The Board is responsible for the stewardship of the Company through the supervision of the business and managements of the Company.  This mandate is accomplished directly and through three (3) committees, namely the Company’s audit committee (the “Audit Committee”), the Compensation Committee and the Company’s corporate governance committee (the “Corporate Governance Committee”).  These committees were established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings.  The Committees facilitate effective Board decision-making by providing recommendations to the Board on matters within their respective responsibilities.  The Board believes that these Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent Directors are effectively represented.

A summary of the responsibilities and activities and the membership of each of the Committees is set out below:

Compensation Committee

Effective September 7, 2011, the Board appointed the Company’s Compensation Committee, which is comprised of Dennis Hop (Chairman of the Compensation Committee), Linda Holmes and Jordan Point. See “Compensation Discussion & Analysis” above for details of the responsibilities of the Compensation Committee.

CORPORATE GOVERNANCE COMMITTEE

Effective September 7, 2011, the Board appointed the Company’s Corporate Governance Committee comprised of Linda Holmes (Chairperson of the Corporate Governance Committee), John Londry and Jordan Point.

The Corporate Governance Committee is responsible to review matters relating to corporate governance and making recommendations to the Board with respect thereto.  The Corporate Governance Committee is responsible for overseeing the Company’s policy for communications with shareholders, the investment community, the media, governments and the general public.

AUDIT COMMITTEE

The Audit Committee assists the Board in fulfilling its responsibilities for oversight of financial and accounting matters.  The Audit Committee recommends the auditors to be nominated and reviews the compensation of the auditors.  The Audit Committee is directly responsible for overseeing the work of the auditors, must pre-approve non-audit services, be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and must establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters.

The Audit Committee is comprised of Jordan Point (Chairman of the Audit Committee), Linda Holmes and John Londry, all of whom are “financially literate” as defined in NI 52-110.

Jordan Point is the Executive Director of the First Nations Fisheries Council of British Columbia, an organization that acts at the intersection between the Federal department of Fisheries and Oceans, and the 203 First Nations in British Columbia. He works closely with the leads of the Assembly of First Nations, the First Nations Summit and the Union of BC Indian Chiefs (collectively known as the Leadership Council).  Mr. Point is also a long-term elected Councillor with the Musqueam Indian Band, serving his local community since 1996, with portfolios as Chairman of the Finance Committee, Economic Development Committee and the Gateway construction initiative. Mr. Point also served as a public servant for 15 years, and was a senior Program Manager with the Federal Government in Fisheries and Oceans, focused on Aboriginal Affairs, leading negotiations on annual allocations for salmon, and financial contribution agreements with First Nation Bands with interim assignments to the litigation case management unit and the treaty and Aboriginal Policy Unit for the Pacific Region.

John Londry has been a self-employed geologist and mining consultant since 2001and has over 35 years in the mineral exploration and mining industry encompassing both grass roots and advanced stage exploration projects throughout Canada, USA and South America.  As senior geologist or as vice president of exploration to public companies, Mr. Londry has gained extensive experience in the development and maintenance of budgets for his department.

Linda Holmes has been a Canadian and US securities compliance consultant to public companies, and companies desiring to go public, since 1994, and has been involved in the mineral resource industry for over 25 years.  She has been a director and/or officer of, and/or consultant to, numerous public companies and has served as an audit committee member in the past.

The experiences of the members of the Audit Committee has given each:

(i)	an understanding of the accounting principles used by the Company to prepare its financial statements;

(ii)	the ability to assess the general application of accounting principles in connection with accounting estimates, accruals and reserves;

(iii)	experience analyzing and evaluating financial statements similar to those of the Company; and

(iv)	an understanding of internal controls and procedures for financial reporting pertinent to the Company.

NI 52-110 sets out the standard for director independence.  Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.  NI 52‑110 also sets out certain situations where a director will automatically be considered to have a material relationship to the Company.

Applying the definition set out in NI 52-110, two of the three members of the Audit Committee are independent.  The members who are independent are Jordan Point and John Londry.  Ms. Holmes is not considered to be an independent member of the Audit Committee as she was formerly the Corporate Secretary of the Company in the last three years.

The Company’s Audit Committee is governed by its Audit Committee Charter, a copy of which is attached as Schedule “A” as filed under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.pfncapital.com.

Audit Fees

The Audit Committee must pre-approve any engagement of the external auditors for any non-audit services to the Company in accordance with applicable law and policies and procedures to be approved by the Board.  The engagement of non-audit services will be considered by the Board on a case by case basis.

In the following table, “audit fees” are fees billed by the Company’s external auditors for services provided in auditing the Company’s annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements.  “Tax fees” are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors for each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
April 30, 2012	$ 29,318	$ Nil	$ 4,000	$ Nil
April 30, 2011	$ 19,500	$ Nil	$ 4,000	$ Nil

ADDITIONAL INFORMATION

Additional information relating to the Company and its operations is available on SEDAR at www.sedar.com. Financial information concerning the Company is provided in its comparative financial statements and management’s discussion and analysis (“MD&A”) for the Company’s most recently completed financial year.  Copies of the financial statements and MD&A are available either by contacting the Company at its offices located at 650-555 West 12th Avenue, Vancouver, British Columbia, V5Z 3X7; Telephone 604-685-1870; Fax 604-685-6550, or by downloading from SEDAR at www.sedar.com.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the Board.

Dated this 25th day of July, 2012

BY ORDER OF THE BOARD OF DIRECTORS

“Harry Barr”
Harry Barr
Chairman & Chief Executive Officer

SCHEDULE “A”

PACIFIC NORTH WEST CAPITAL CORP.

Charter of the Audit Committee of the Board of Directors

Amended, ratified and adopted by the Board of Directors on June 28, 2010

Purpose

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Pacific North West Capital Corp. (“PFN”) is to provide an open avenue of communication between PFN’s management (“Management”), the independent Auditors (“Auditors”) and the Board and to assist the Board in its oversight of the following: integrity, adequacy and timeliness of PFN’s financial reporting and disclosure practices; process for identifying the principal financial risks of PFN and the control systems in place to monitor them; compliance with legal and regulatory requirements related to financial reporting; and independence and performance of PFN’s Auditors.

The Committee shall also perform any other activities consistent with the Charter, PFN’s by-laws and governing laws as the Committee or Board deems necessary or appropriate.

The Committee’s role is one of oversight. It is not the responsibility of the Committee to determine that PFN’s financial statements are complete and accurate and in accordance with generally accepted accounting principles or to plan or conduct audits. The financial statements are the responsibility of Management. The Auditors are responsible for performing an audit and expressing an opinion on the fair presentation of PFN’s financial statements in accordance with generally accepted accounting principles.

Authority

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the Auditors as well as any officer of PFN, or PFN’s outside counsel, to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. The Committee shall have unrestricted access to PFN’s books and records and has the authority to retain, at PFN’s expense, special legal, accounting, or other consultants or experts to assist in the performance of the Committee’s duties. Subject to Board approval, the Committee has the authority to set and pay the compensation of the advisors employed by the Committee. The Chairperson of the Committee (“Chairperson”) or other member of the Committee so designated by the Committee may represent the Committee to the extent permitted by applicable legal and listing requirements.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

Composition of Meetings

a)	The Committee and its membership shall meet all applicable legal, regulatory and listing requirements.

b)	Members of the Committee and the Chairperson shall be appointed by the Board and may be removed by the Board in its discretion. The Committee will be elected annually at the first Board meeting following the annual general meeting.

c)	The Committee shall be comprised of three or more directors, one of whom shall serve as Chairperson.

d)	Each member of the Committee shall be an independent, non-executive director, free from any relationship that, in the opinion of the Board, could reasonably be expected to interfere with the exercise of his or her independence from management, PFN, or the Auditors.

e)	All members of the Committee shall be, or promptly after appointment, shall become, financially literate as determined by the Board. Preferably at least one member of the Committee shall have accounting or related financial management expertise as determined by the Board.

f)	The Committee shall meet, at the discretion of the Chairperson or a majority of its member, as circumstances dictate or as may be required by applicable legal or listing requirement, and a majority of the members of the Committee shall constitute a quorum.

g)	If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all powers and responsibilities so long as quorum remains in office.

h)	Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose; actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. In the case of a tie the Chairperson shall have a second or tie-breaking vote.

i)	The Committee shall maintain minutes of meetings and periodically report to the Board on significant results of the Committee’s activities.

j)	The Committee may invite such other persons to its meetings as it deems appropriate.

k)	The Auditors will have direct access to the Committee on their own initiative.

Responsibilities

A. With respect to the Interim and Annual Financial Statements, the MD&A, and the AIF

The Committee shall review PFN’s interim financial statements for approval of same prior to their being filed with the appropriate regulatory authorities. The Committee shall review PFN’s annual audited financial statements and report thereon prior to their being filed with the appropriate regulatory authorities.

With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgements of Management with Management and the Auditors and when the Committee deems it appropriate to do so.

The Committee shall review Management’s Discussion and Analysis relating to annual and interim financial statements, the Annual Information Form and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to their being filed with the appropriate regulatory authorities.

The Committee shall review Management’s earnings releases relating to annual and interim financial statements and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to their being filed with the appropriate regulatory authorities.

The Committee shall review the post-audit or management letter containing the recommendations of the Auditors and Management’s response and subsequent follow-up to any identified weaknesses.

The Committee shall review the evaluation of internal controls by the Auditors, together with Management’s response.

The Committee shall meet no less frequently than annually separately with the Auditors and the Chief Financial Officer to review PFN’s accounting practices, internal controls and such other matters as the Committee or Chief Financial Officer deems appropriate.

B. With Respect to the Auditors

The Auditors are ultimately accountable to the Board of Directors. The Board has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the Auditors (or nominate the Auditors to be proposed for shareholder approval in any proxy statement).

The Committee shall review the performance of the Auditors.

The Committee shall annually recommend to the Board the appointment of the Auditors, or, as appropriate, the discharge or replacement of the Auditors when circumstances warrant. The Board will set the compensation for the Auditors.

The Committee shall be responsible for ensuring that the Auditors submit on a periodic basis to the Committee a formal written statement delineating all relationships between the Auditors and PFN. The Committee is responsible for discussing with the Auditors any disclosed relationships or services that may impact the objectivity and independence of the Auditors and for recommending that the Board take appropriate action in response to the Auditor’s report to satisfy itself of the Auditor’s independence.

PFN considers the core services provided by the Auditors to include the annual audit, tax planning and tax compliance.

The Committee shall review any engagements for non-audit services beyond the core services proposed to be provided by the Auditors or any of their affiliates, together with estimated fees, and consider the impact on the independence of the Auditors.

The Committee shall review the Auditor’s audit plan, including scope, procedures and timing of the audit.

C. Other Committee Responsibilities

The Committee shall perform any other activities consistent with the Charter and governing law, as the

Committee or the Board deems necessary or appropriate including:

a)	Establishing and reviewing PFN’s procedures for the receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters.

b)	Establishing and reviewing PFN’s procedures for confidential, anonymous submissions by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

c)	Conducting or authorizing investigations into any matters that the Committee believes is within the scope of its responsibilities.

d)	Making inquiries of management and the Auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk.